SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) SEC FILE NO.

Medivation, Inc.	133863260	000-20837

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NUMBER (with area code)
501 2nd Street, Suite 211		San Francisco	CA	94107	415-543-3470

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE

ProMed Partners II, L.P.	41-2156420		125 Cambridge Park, Dr.	Cambridge	MA	02140

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title Of The Class Of Securities To Be Sold	Name and Address Of Each Broker Through Whom The Securities Are to Be Offered Or Each Market Maker Who Is Acquiring The Securities	Broker-Dealer File Number	Number Of Shares Or Other Units to be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares Or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (Mo. Day Yr.)	Name of Each Securities Exchange (See Instr. 3(g))

Common stock	UBS Securities, LLC 677 Washington Blvd. Stanford, CT 06901		700	$3,409.00	25,295,048	5/22/06	AMEX

INSTRUCTIONS:

1. 2.	(a) (b) (c) (d) (e) (a) (b) (c) (d)	Name of Issuer. Issuer’s IRS Identification Number. Issuer’s SEC file number, if any. Issuer’s address, including zip code. Issuer’s telephone number, including area code. Name of person for whose account the securities are to be sold. Such person’s IRS identification number, if such person is an entity. Such person’s relationship to the issuer, (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing. Such person’s address, including zip code.	3.	(a) (b) (c) (d) (e) (f) (g)	Title of the class of securities to be sold.
Name and address of each broker through whom the securities are intended to be sold.
Number of shares or other units to be sold (if dept securities, give the aggregate face amount.
Aggregate Market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published bye the issuer.
Approximate date on which the securities are to be sold.
Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title Of The Class	Date You Acquired	Nature Of Acquisition Transaction	Name of Person From Whom Acquired (If Gift, Also Give Date Donor Acquired)	Amount Of Securities Acquired	Date Of Payment	Nature Of Payment
Common Stock	12/17/04	Purchase in Private Placement	Orion Acquisition Corp. II	85,370	12/10/04	Cash

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the	2.	If within two years after the acquisition of the
		time of purchase, explain in the table or in a note thereto the nature of the consideration		securities the person for whose account they
		given. If the consideration consisted of any note or other obligation, or if payment was		are to be sold had any short positions, put or
		made in installments describe the arrangement and state when the note or other		other option to dispose of securities referred
		obligation was discharged in full or the last installment paid.		to in paragraph (d) (3) of Rule 144, furnish
full information with respect thereto.

TABLE II – SECURITIES SOLD DURING THE PAST THREE MONTHS

Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount Of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.
In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with
sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

5/22/06 (Date of Notice)	/s/ Barry Kurokawa (Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: International misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)